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                      Filed by King Pharmaceuticals, Inc.

       Pursuant to Rule 425 under the Securities and Exchange Act of 1933
                         Commission File No.: 001-15875
                  Subject Company: JONES PHARMA INCORPORATED



THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY KING PHARMACEUTICALS, INC. AND JONES PHARMA INCORPORATED ON AUGUST 3, 2000.





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                        N E W S    R E L E A S E

[KING PHARMACEUTICALS LOGO]

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE


               KING PHARMACEUTICALS AND JONES PHARMA INCORPORATED
            SCHEDULE SPECIAL SHAREHOLDER MEETINGS FOR AUGUST 31, 2000

BRISTOL, TENNESSEE and ST. LOUIS, MISSOURI, August 3, 2000 - King
Pharmaceuticals, Inc. (NYSE:KG) and Jones Pharma Incorporated (NASDAQ:JMED) announced today that each company has scheduled a special meeting of shareholders related to the previously announced merger of the two companies in a stock-for-stock transaction. The record date is August 10, 2000, for determining shareholders eligible to vote at both King's and Jones' special meeting of shareholders.

King will hold its special meeting of shareholders at 10:00 a.m. on Thursday, August 31, 2000, at The New York Palace Hotel, 455 Madison Avenue, New York, New York.

Jones' special meeting of shareholders will be held at 10:00 a.m. on Thursday, August 31, 2000, at The St. Regis Hotel, 2 East 55th Street, New York, New York.

The merger represents the combination of two premier specialty pharmaceutical companies and results in a company with a diversified therapeutic portfolio of branded prescription pharmaceutical products. Under the terms of the agreement, which has been approved by the boards of directors of both companies, holders of Jones common stock will be entitled to receive 1.125 shares of King common stock in exchange for each share of Jones common stock. The transaction is expected to be accounted for as a tax-free pooling of interests transaction. Closing of the transaction is subject to approval by the holders of a majority of the outstanding common stock of King and Jones, appropriate governmental approval, and other customary conditions.

John M. Gregory, Chairman and Chief Executive Officer of King, stated, "We continue to move forward toward completion of our proposed merger with Jones which we believe is a beneficial transaction for the shareholders of both companies. The proposed merger will provide King with a more diversified portfolio of branded pharmaceutical products with growth potential and a combined sales force of over 400 representatives providing potential synergies in the expanded marketing of our products." Mr. Gregory added, "Moreover, Jones continues its successful track record of revenue and earnings growth as evidenced by Jones' recently reported 77% increase in diluted earnings per share to 30 cents and 65% increase in sales revenue to $51.6 million for the second quarter of 2000, as compared to the second quarter of 1999."

Jones Pharma Incorporated, founded in 1981, is an emerging specialty pharmaceutical company with a national sales force of 123 dedicated sales representatives who promote Jones' products throughout the United States. Jones' strategy has been to build a portfolio of growing products


                                     (MORE)

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through the acquisition of under-promoted, promotion sensitive FDA approved products from other pharmaceutical companies. About half of Jones' sales are generated by the thyroid-disorder drugs Levoxyl(R), Tapazole(R), Triostat(R), and Cytomel(R). Jones' other products include Thrombin-JMI(R) for controlling blood loss during surgery; Brevital Sodium(R), an anesthetic; and veterinary pharmaceuticals, Soloxine(R), Tussigon(R), and Pancrezyme(R). In early 2000, Jones' 574% ten-year sales growth and 1,633% ten-year earnings growth were recognized by the Wall Street Journal's Fifth Annual Shareholder Scoreboard. Jones was ranked number one in ten-year shareholder return when compared to its peers within the pharmaceutical sector. When compared to America's top 1,000 companies in 76 industries, Jones Pharma was ranked 23rd in five-year shareholder return. In addition, Jones was named by Forbes in November 1999 as one of the "200 Best Small Companies in America" for seven of the last ten years.

King, headquartered in Bristol, Tennessee, is a vertically integrated pharmaceutical company that manufactures, markets, and sells primarily branded prescription pharmaceutical products. King seeks to capitalize on niche opportunities in the pharmaceutical industry created by cost containment initiatives and consolidation among large global pharmaceutical companies. King's strategy is to acquire branded pharmaceutical products and to increase their sales by focused promotion and marketing and through product life cycle management.

This release may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements involve certain significant risks and uncertainties, and actual results may differ materially from the forward-looking statements. Some important factors which may cause results to differ include: the ability of King and Jones to consummate the contemplated merger described above, including approval by the shareholders of both King and Jones, management of King's growth and integration of its acquisitions, specifically including, but not limited to, the contemplated merger, the ability of King to realize potential synergies from the contemplated merger, significant leverage and debt service requirements of King, dependence on King's ability to continue to acquire branded products, dependence on sales of King's products, the high cost and uncertainty of research, clinical trials, and other development activities involving pharmaceutical products, and the unpredictability of the duration and results of the U.S. Food and Drug Administration's review of New Drug Applications and other filings and/or the review of other regulatory agencies worldwide. Other important factors which may cause results to differ materially from the forward-looking statements are discussed in various sections of King's and Jones' latest Form 10-K and other filings with the Securities and Exchange Commission, including King's Form S-4 as filed with the Securities and Exchange Commission on July 28, 2000. King does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

                                      # # #
                                    Contacts:
       KING: Kyle P. Macione, Executive Vice President, Corporate Affairs
                                  423-989-8077
              JONES: Michael T. Bramblett, Executive Vice President
                                  314-576-6100

                                EXECUTIVE OFFICES
       KING PHARMACEUTICALS - 501 FIFTH STREET, BRISTOL, TENNESSEE 37620

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                                  * * * * * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. This document does not constitute an offer or sale of securities. Shareholders of King and other investors are urged to read the joint proxy statement/prospectus which is included in the registration statement on Form S-4 (Registration No. 333-42568) which was filed by King on July 28, 2000 in connection with the merger because it contains important information. This document is available free of charge on the Securities and Exchange Commission's website at www.sec.gov and from King by mail to King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620, Attention: Investor Relations, Telephone
(423) 989-8000.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

King filed a registration statement on Form S-4 with the SEC in connection with the merger on July 28, 2000 (Registration No. 333-42568), and Jones and King expect to mail a joint proxy statement/prospectus to shareholders of Jones and King containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY ARE AVAILABLE. The registration statement and the joint proxy statement/prospectus contain important information about Jones, King, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents may also be obtained from King by mail to King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620, Attention: Investor Relations, Telephone (423) 989-8023. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

In addition to the registration statement and the joint proxy statement/prospectus, King and Jones file annual, quarterly and special reports, proxy statements and other information with the commission. You may read and copy any reports,
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statements or other information filed by King or Jones at the SEC Public
Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. King's and Jones' filings with the commission are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

King, its directors, executive officers and certain other members of management and employees may be soliciting proxies from King shareholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the registration statement on Form S-4 filed with the SEC on July 28, 2000 (Registration No. 333-42568).

Jones, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Jones shareholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the registration statement on Form S-4 filed with the SEC on July 28, 2000 (Registration No. 333-42568).